Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AMENDMENT NO. 1*

APTORUM GROUP LIMITED

(Name of Issuer)

Class A Ordinary Shares, $1.00 par value per share
(Title of Class of Securities)

G6096M106

(CUSIP Number)

 17th Floor, Guangdong Investment Tower

148 Connaught Road Central

Hong Kong

Telephone: +852 2117 6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: CGY Investments Limited (“CGY Investments”)

S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

Hong Kong
(7)	Sole Voting Power:

Number of	0
Shares	(8)	Shared Voting Power:
Beneficially
Owned By	40,625,479 (1)

Each	(9)	Sole Dispositive Power:
Reporting
Person With	0
(10)	Shared Dispositive Power:

40,625,479 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

40,625,479 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):

17.59% (2)
(14)	Type of Reporting Person (See Instructions):

CO

(1)	This includes 471,809 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares owned by CGY Investments. The Class B Ordinary Shares vote on a one for ten basis; accordingly, CGY Investments is entitled to an aggregate of 40,625,479 votes as indicated above. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019.

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Darren Lui (“Darren”)

S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

Hong Kong
(7)	Sole Voting Power:

Number of	0
Shares	(8)	Shared Voting Power:
Beneficially
Owned By	24,893,564 (1)
Each	(9)	Sole Dispositive Power:
Reporting
Person With	0
(10)	Shared Dispositive Power:

24,893,564 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

24,893,564 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):

10.78% (2)
(14)	Type of Reporting Person (See Instructions):

IN

(1)	This includes (i) 235,905 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares owned by CGY Investments, which is collectively owned by close family members of Mr. Lui, over which only 50% is beneficially owned by Mr. Lui and (ii) 50,339 Class A Ordinary Shares and 453,048 Class B Ordinary Shares owned by DSF Investment Holdings Limited (“DSF Investment”), which is wholly-owned by Mr. Lui and located at Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong. The Class B Ordinary Shares vote on a one for ten basis; accordingly, Darren Lui is deemed to control an aggregate of 24,893,564 votes through CGY Investments and DSF Investment. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019.

CUSIP Number: G6096M106

(1)	Name of Reporting Persons: Seng Fun Yee (“Seng Fun”)

S.S. or I.R.S. Identification Nos. of above persons:
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization:

Malaysia
(7)	Sole Voting Power:

Number of	0
Shares	(8)	Shared Voting Power:
Beneficially
Owned By	20,312,745 (1)
Each	(9)	Sole Dispositive Power:
Reporting
Person With	0
(10)	Shared Dispositive Power:

20,312,745 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

20,312,745 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):

8.80% (2)
(14)	Type of Reporting Person (See Instructions):

IN

(1)	This includes 235,905 Class A Ordinary Shares and 2,007,684 Class B Ordinary Shares distributable to the Reporting Person based on her ownership of the equity interest in CGY Investments. The Class B Ordinary Shares vote on a one for ten basis; accordingly, this Reporting Person is entitled to an aggregate of 20,312,745 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. Accordingly, the percentage is based on the aggregate voting rights under 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019.

CUSIP Number: G6096M106

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13D/A”) amends and restates the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 3, 2019 (the “Schedule 13D” or the “Prior Filing”), with respect to Class A Ordinary Shares, $1.00 par value per share (the “Ordinary Shares”), of Aptorum Group Limited, a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Issuer”). The Issuer’s principal executive office is located at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13D/A.

The purpose of this filing is to revise the beneficial ownership previously reported for Darren Lui, one of the Reporting Persons included in the Schedule 13D. The Prior Filing inaccurately reported that Mr. Lui was deemed to beneficially own the Ordinary Shares held by his brother and sister; Mr. Lui does not have any voting or dispostive power with respect to the Ordinary Shares held by such relatives and therefore we are filing this Schedule 13D/A to remove reference to same from his holdings and update certain other related information in the Prior Filing.

Information set forth in response to any item of the Prior Filing, as amended and restated by this Amendment No. 1 (as so amended and restated, this “Schedule”), shall be deemed to be a response to all other items hereof to which such information is relevant.

CUSIP Number: G6096M106

The Prior Filing is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule”) relates to the Class A Ordinary Shares, $1.00 par value per share (the “Class A Ordinary Shares”), of Aptorum Group Limited (formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION), a Cayman Islands exempted company with limited liability whose principal place of business is in Hong Kong (the “Company”), and is being filed jointly by CGY Investments, Darren Lui, and Seng Fun Yee, (collectively, the “Reporting Persons”). The Company also has Class B Ordinary Shares. The Class B Ordinary Shares vote on a one for ten basis, but the holder can convert into Class A Ordinary Shares at any time, at his/her sole discretion, on a one for one basis.

The Company’s principal offices are located at 17th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong.

Item 2. Identity and Background.

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

(a)	CGY Investments;
(b)	Darren; and,
(c)	Seng Fun.

Darren owns 100% equity interest of DSF Investment which holds 50,339 Class A Ordinary Shares and 453,048 Class B Ordinary Shares of the Company.

CGY Investments holds 471,809 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares of the Company. CGY Investments is 50% held by Seng Fun, the spouse of Darren, 25% held by Mandy, a sister of Darren and 25% held by Adrian, a brother of Darren. Due to the spousal relationship, Darren is deemed to control and/or have substantial influence on the disposition rights and voting rights over the shares held by Seng Fun based on Section 13(d) of the Exchange Act.

(b)

The principal business address of the CGY Investments and Seng Fun are Unit A 3/F Cheong Sun Tower, 116-118 Wing Lok St, Sheung Wan, Hong Kong.

The principal business address of Darren is Flat A2, 11th Floor, Wing Hang Insurance Building, 11 Wing Kut Street, Hong Kong.

(c)	The principal business of CGY Investments is to act as an investment holding company.

The principal business of Darren is President and Chief Business Officer of the Company.

The principal business of Seng Fun is as an investor.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	CGY Investments is a company incorporated in Hong Kong. Citizenship of Darren: Hong Kong Citizenship of Seng Fun: Malaysia

Item 3. Source and Amount of Funds or Other Consideration.

On March 31, 2017, CGY Investments entered into a Subscription Agreement with the Company. As a result of this agreement, CGY Investments acquired 25,657 Class A Ordinary Shares for an aggregate purchase price of $99,999.57 (the “Subscription Shares”).

On March 23, 2018, Jurchen Investment Corporation (“Jurchen”) and CGY Investments entered into a Share Purchase Agreement (the “Purchase Agreement”). As a result of the Purchase Agreement, Jurchen transferred 446,152 Class A Ordinary Shares and 4,015,367 Class B Ordinary Shares to CGY Investments (the “Transfer Shares”) for a total consideration of $1.00 in the capital of the Company.

The aggregate purchase price for the shares held by DSF Investment was $477,730. The source of these funds was the working capital of DSF.

Item 4. Purpose of Transaction

CGY Investments received the Subscription Shares for investment purposes, and such purchase was made in CGY’s ordinary course of business.

CGY Investments received the Transfer Shares as a result of the Purchase Agreement and in order to increase their holding in Aptorum Group Limited.

DSF Investment acquired the shares for investment purposes, and such purchase was made in DSF Investment’s ordinary course of business.

The shares reported herein were acquired for investment purposes. The Reporting Persons may make further acquisitions of Class A Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Class A Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Item 5. Interest in Securities of the Issuer

a.	The aggregate number and percentage of shares of the Company’s Class A Ordinary Shares and Class B Ordinary Shares held by CGY Investment and DSF Investment, as a single class to which this Schedule 13D relates is 45,206,298 shares, constituting approximately 19.58% of the Company’s outstanding votes against the voting rights represented by 6,537,269 Class A Ordinary Shares and 22,437,754 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 224,377,540 votes) issued and outstanding as of April 18, 2019, as reported in the Company’s Post-Effective Amendment No. 1 to its registration statement on Form F-1 filed on April 18, 2019.

b.	The beneficial ownership of each of the Reporting Persons is:

a.	Darren: 24,893,564 (10.78%) through his control over certain of CGY Investments’ shares and his ownership of DSF Investment.

b.	CGY Investments: 40,625,479 (17.59%)

c.	Seng Fun: 20,312,745 (8.80%) pro rata based on her ownership of CGY Investments.

c.	Darren is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 20,312,745 votes reported herein through Seng Fun’s ownership of CGY Investment and has sole voting power or disposition power over 4,580,819 votes reported herein through DSF Investment.

Seng Fun holds 20,312,745 votes reported herein through CGY Investment, but due to the spousal relationship between the parties, Darren is deemed to control and/or have disposition rights and voting rights over such votes.

CGY Investments is 50% held by Seng Fun, the spouse of Darren, 25% held by Mandy, a sister of Darren and 25% held by Adrian, a brother of Darren. Each of Mandy and Adrian have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the shares each such person holds.

d.	There have been no other transactions in the Class A Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

f.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any amendments hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

The Reporting Persons and the Company entered into the Subscription Agreement. A copy of such agreement is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

CGY Investments and Jurchen entered into the Purchase Agreement and the Transfer Agreement. A copy of such agreement are attached hereto as Exhibit 99.3 and Exhibit 99.4, respectively, and are incorporated by reference herein.

The Reporting Persons are also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Class A Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Class A Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). A copy of the form of such agreement is attached as Exhibit 99.4 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7. Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to the Schedule 13D:

Exhibit 99.1	Joint Filing Agreement, dated January 3, 2019 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.2	Series A Subscription Agreement between APTUS Holding Limited and CGY Investments Limited (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.3	Share Transfer Agreement between CGY Investments Limited and Jurchen Investment Corporation, dated March 23, 2018 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.4	Share Purchase Agreement between CGY Investments Limited and Jurchen Investment Corporation, dated March 23, 2018 (Previously filed as an exhibit to the Reporting Person’s Schedule 13D filed with the SEC on January 3, 2019 and incorporated herein by reference)

Exhibit 99.5	Form of Lock Up Agreement (incorporated by reference to Exhibit 42. to the Current Report on Form 6-K filed by the Company with the SEC on December 18, 2018.)

CUSIP Number: G6096M106

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2019

CGY Investments Limited

By:	/s/ Mandy Lui Man Lok
Name: Mandy Lui Man Lok
Title: Director

By:	/s/ Darren Lui
Darren Lui

By:	/s/ Seng Fun Yee
Seng Fun Yee